UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-35224

Xunlei Limited

21-23/F, Block B, Building No. 12

No. 18 Shenzhen Bay ECO-Technology Park

Keji South Road, Yuehai Street,

Nanshan District, Shenzhen, 518057

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By	:	/s/ Naijiang (Eric) Zhou
Name	:	Naijiang (Eric) Zhou
Title	:	Chief Financial Officer

Date: March 12, 2020

Exhibit Index

Exhibit 99.1 — Press Release